June 2, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention: Ruairi Regan

Re:         ARYA Sciences Acquisition Corp II
Registration Statement on Form S-1
Filed May 19, 2020, as amended
File No. 333-238488

Dear Mr. Regan:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of ARYA Sciences Acquisition Corp II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on June 4, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 2,350 copies of the Preliminary Prospectus dated May 29, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

JEFFERIES LLC
GOLDMAN SACHS & CO. LLC
as Representatives of the Several Underwriters
JEFFERIES LLC
By:	/s/ Tina Pappas
	Name:	Tina Pappas
	Title:	Managing Director

GOLDMAN SACHS & CO. LLC
By:	/s/ Olympia McNerney
	Name:	Olympia McNerney
	Title:	Managing Director